


04020890





P,E,
12-31-03

# PHSB FINANCIAL CORPORATION



# 2003
# ANNUAL
# REPORT

# PHSB FINANCIAL CORPORATION 2003 ANNUAL REPORT

# TABLE OF CONTENTS

# PHSB FINANCIAL CORPORATION

To Our Stockholders:

On behalf of the Board of Directors, Officers and Employees of PHSB Financial Corporation and its wholly owned subsidiary, Peoples Home Savings Bank, it is my privilege to present our annual report for the year ending December 31, 2003.

The year 2003 was a challenging year for the Company. A weak economy and interest rates that fell to forty year lows impacted the Company's operations. The low interest rates produced a wave of refinancing and loan modifications. The sluggish economy resulted in a net reduction in our loan portfolio of $12.2 million from year end 2002. In addition, deposit rates did not decrease as rapidly as loan and security rates, as some deposit rates hit an effective floor.

These factors led to a reduction in the Company's net interest income, and will make for a challenging 2004. In spite of these factors, however, we continued to report strong earnings, which were augmented by security sales. In 2003, we earned $2,723,000 or $1.01 per basic share and $.98 per diluted share as compared to $2,625,000 or $.87 per basic share and $.85 per diluted share for 2002.

During 2003, we undertook measures to enhance your investment by repurchasing approximately 145,000 Treasury Shares along with paying a $.50 Special Dividend which in addition to our regular quarterly dividend resulted in a total of $.90 per share for the year. These enhancements were made possible by our record earnings and the strong financial condition of the Company.

As the company enters 2004, we maintain our mission of providing the highest level of personal service to our customers. In order for us to continue to grow the company, we are constantly seeking to meet our customer's needs by offering competitive products and services.

We will continue with our primary business of serving the banking needs of the people in our local communities.

Our management and Board of Directors are dedicated to enhancing shareholder value, serving our communities, and providing a challenging and rewarding work environment for our staff.

We would like to express our appreciation to our shareholders and customers for your continued confidence and trust in PHSB Financial Corporation and Peoples Home Savings Bank.

Very truly yours,

James P. Wetzel, Jr.
President and Chief Executive Officer

## PHSB FINANCIAL CORPORATION
## SELECTED FINANCIAL AND OTHER DATA

**Selected Financial Data**

| At December 31, | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| Assets | $339,970 | $345,537 | $315,382 | $265,330 | $268,640 |
| Loans, net | 153,584 | 165,668 | 137,001 | 129,017 | 118,745 |
| Mortgage-backed securities held to maturity | 55,843 | 70,346 | 30,180 | 38,780 | 44,141 |
| Mortgage-backed securities available for sale | 75,911 | 44,137 | 54,604 | 38,415 | 37,426 |
| Investment securities held to maturity | 7,952 | 19,275 | 26,260 | 17,776 | 15,540 |
| Investment securities available for sale | 28,719 | 27,233 | 22,902 | 24,814 | 27,595 |
| Interest-bearing deposits with other institutions | 754 | 1,284 | 28,195 | 5,094 | 11,417 |
| Federal Home Loan Bank stock | 3,607 | 3,620 | 2,615 | 2,615 | 2,615 |
| Deposits | 231,519 | 232,367 | 210,015 | 198,242 | 189,345 |
| Other borrowings | - | - | 28 | 75 | 120 |
| Advances from Federal Home Loan Bank | 58,880 | 61,008 | 50,325 | 36,195 | 50,295 |
| Stockholders' equity(1) | 46,650 | 49,360 | 52,835 | 28,850 | 26,751 |

**Selected Consolidated Operating Data**

| Year Ended December 31, | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| Interest income | $ 17,585 | $ 19,856 | $ 19,316 | $ 19,035 | $17,511 |
| Interest expense | 8,743 | 9,800 | 10,537 | 10,448 | 9,284 |
| Net interest income | 8,842 | 10,056 | 8,779 | 8,587 | 8,227 |
| Provision for loan losses | 620 | 735 | 520 | 555 | 410 |
| Net interest income after provision for loan losses | 8,222 | 9,321 | 8,259 | 8,032 | 7,817 |
| Total non-interest income | 2,707 | 1,170 | 1,008 | 854 | 764 |
| Total non-interest expense | 7,323 | 7,176 | 6,294 | 6,000 | 6,094 |
| Income before income taxes | 3,606 | 3,315 | 2,973 | 2,886 | 2,487 |
| Income taxes | 883 | 690 | 752 | 714 | 629 |
| Net income | $ 2,723 | $ 2,625 | $ 2,221 | $ 2,172 | $ 1,858 |

*(footnotes on following page)*

**Other Selected Data**

| At or for the Year Ended December 31, | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Return on average assets (net income divided by average total assets) | 0.80% | 0.78% | 0.78% | 0.81% | 0.73% |
| Return on average equity (net income divided by average equity assets) | 5.78% | 5.15% | 7.31% | 7.95% | 6.68% |
| Dividend payout ratio | 89.50% | 39.60% | 44.65% | 42.02% | 40.03% |
| Average equity to average assets | 13.91% | 15.23% | 10.69% | 10.22% | 10.86% |
| Net interest rate spread (1) | 2.60% | 2.94% | 3.10% | 3.18% | 3.15% |
| Per Share Information: | | | | | |
| Diluted earnings per share(2) | $0.98 | $0.85 | $0.70 | $0.67 | $0.56 |
| Tangible book value per share(2) | $16.07 | $16.31 | $15.11 | $8.81 | $7.92 |
| Non-performing assets to total assets | 0.13% | 0.13% | 0.19% | 0.25% | 0.19% |
| Non-performing loans to total loans | 0.26% | 0.25% | 0.43% | 0.51% | 0.42% |
| Allowance for loan losses to total loans | 1.07% | 1.01% | 1.08% | 1.12% | 1.14% |

(1)    Interest income is shown on a tax equivalent basis assuming a 34% federal income tax rate.

(2)    On December 20, 2001, PHSB Financial Corporation completed its stock offering in connection with the conversion and reorganization of Peoples Home Savings Bank and its holding company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. Shares outstanding for all applicable periods have been adjusted as of the beginning of the periods to give effect to the 1.28123 exchange ratio of previously issued shares in conjunction with this conversion and reorganization.

# PHSB FINANCIAL CORPORATION

## Corporate Profile

On July 9, 1997, Peoples Home Savings Bank (the "Bank"), reorganized from a Pennsylvania mutual savings bank into a mutual holding company structure and formed PHS Bancorp, M.H.C. As part of the reorganization, the Bank became a Pennsylvania chartered stock savings bank and issued shares in a public offering to certain depositors of the Bank and to PHS Bancorp, M.H.C. Additionally, on November 9, 1998, the Bank reorganized into a stock holding company and formed PHS Bancorp, Inc. As part of this reorganization, the Bank's public shareholders and PHS Bancorp, M.H.C. exchanged their shares of common stock for shares of PHS Bancorp, Inc.'s common stock.

On December 20, 2001, PHSB Financial Corporation (the "Company") completed its stock offering in connection with the conversion and reorganization of the Bank and its holding company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. As part of the conversion and reorganization, the shares formerly held by PHS Bancorp, M.H.C. were canceled and the Company sold 2,201,191 new shares to the public and the shares held by stockholders of PHS Bancorp, Inc. were exchanged for 1,295,918 shares of the Company.

Peoples Home Savings Bank conducts business through ten full service offices and an administrative office located throughout Beaver and Lawrence Counties, Pennsylvania. We offer a broad range of deposits and loan products to individuals, families and small businesses. At December 31, 2003, we had assets of $340.0 million, net loans of $153.6 million, deposits of $231.5 million, and stockholder's equity of $46.6 million.

## Stock Market Information

The Company's common stock is traded on the Nasdaq National Market under the symbol "PHSB." The following table reflects the high and low stock price as published by the Nasdaq National Market and the dividends declared for each quarter during the last two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. On December 31, 2003, the Company's common stock closed at $21.50.

| QUARTER ENDED | HIGH | LOW | DIVIDENDS DECLARED PER SHARE |
|---|---|---|---|
| December 31, 2003 | $21.95 | $18.49 | $0.60 |
| September 30, 2003 | 19.09 | 17.49 | 0.10 |
| June 30, 2003 | 18.52 | 16.90 | 0.10 |
| March 31, 2003 | 17.90 | 15.50 | 0.10 |
| December 31, 2002 | 15.74 | 14.71 | 0.09 |
| September 30, 2002 | 15.00 | 14.16 | 0.09 |
| June 30, 2002 | 14.50 | 13.40 | 0.08 |
| March 31, 2002 | 14.50 | 11.85 | 0.08 |

The number of stockholders of record of common stock as of the record date on March 5, 2004, was approximately 783. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 5, 2004, there were 2,903,353 shares outstanding.

The Company's ability to pay dividends to stockholders is subject to the requirements of Pennsylvania law. Additionally, no dividend may be paid by the Company on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's 2001 conversion from the mutual holding company form of organization to a full stock company, or (2) the regulatory capital requirements imposed by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. The Company and the Bank undertake no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

References to the Company refer collectively to the Company and the Bank unless the context indicates otherwise.

### Financial Condition

Total assets at December 31, 2003 of $340.0 million represented a decrease of $5.5 million or 1.6% from December 31, 2002. This decrease was primarily due to a decrease in loans, net of allowance for loan loss, of $12.1 million, partially offset by an increase in investment and mortgage-backed securities of $7.4 million.

Loans receivable at December 31, 2003 of $153.6 million represented a decrease of $12.1 million or 7.3% from $165.6 million at December 31, 2002. Mortgage, commercial and consumer loans decreased by $4.2 million, $3.9 million and $4.1 million, respectively. These decreases were primarily due to weaker loan demand and higher prepayment levels during the year. The commercial loan portfolio primarily consists of loans to local municipalities and school districts, while the majority of the consumer loan portfolio consists of auto loans originated through local dealers.

Investment and mortgage-backed securities increased $7.4 million to $168.4 million at December 31, 2003, from $161.0 million at December 31, 2002. This increase was primarily the result of purchases of $118.1 million which were partially offset by sales of $10.8 million, maturities of $36.3 million and principal repayments of $63.6 million.

Total deposits at December 31, 2003 were $231.5 million, a decrease of $900,000 or 0.4% from $232.4 million at December 31, 2002.

Advances from the Federal Home Loan Bank of Pittsburgh decreased $2.1 million to $58.9 million at December 31, 2003 from $61.0 million at December 31, 2002. This decrease was the result of $9.1 million in maturities, partially offset by $7.0 million in new borrowings.

Stockholders' equity decreased $2.7 million for the year ended December 31, 2003. This decrease was primarily due to stock repurchases of $2.5 million, cash dividends paid of $2.4 million, an increase in unallocated RSP shares of $519,000, and a decrease in accumulated other comprehensive income of $657,000. These decreases to stockholders' equity were partially offset by net income of $2.7 million and proceeds from stock option exercises of $293,000, along with a decreases in unallocated ESOP shares of $433,000.

# Average Balance Sheet and Interest Analysis

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived primarily from daily balances.

| | Year Ended December 31, | | | | | | | | |
| | 2003 | | | 2002 | | | 2001 | | |
| | (Dollars in Thousands) | | | | | | | | |
| | Average Balance | Interest | Yield/Cost | Average Balance | Interest | Yield/Cost | Average Balance | Interest | Yield/Cost |
|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | |
| **Interest-earning assets:** | | | | | | | | | |
| Loans(1)(2) | $163,565 | $11,375 | 6.95% | $154,349 | $11,758 | 7.62% | $131,878 | $10,821 | 8.21% |
| Mortgage-backed securities | 71,619 | 2,959 | 4.13 | 42,630 | 2,364 | 5.55 | 34,718 | 2,237 | 6.44 |
| Investment securities(2)(3) | 19,533 | 568 | 2.91 | 39,337 | 1,356 | 3.45 | 30,573 | 1,583 | 5.18 |
| Securities available for sale (2) | 72,635 | 3,512 | 4.84 | 87,146 | 5,299 | 6.08 | 75,962 | 5,258 | 6.92 |
| Total interest-earning assets | 327,352 | 18,414 | 5.63 | 323,462 | 20,777 | 6.42 | 273,131 | 19,899 | 7.29 |
| Noninterest-earning assets | 11,418 | | | 11,208 | | | 11,012 | | |
| Total assets | $338,770 | | | $334,670 | | | $284,143 | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | | | | |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Savings(4) | $ 35,755 | 298 | 0.83% | $ 32,624 | 373 | 1.14% | $ 29,589 | 542 | 1.83% |
| NOW and money markets | 71,018 | 362 | 0.51 | 67,490 | 562 | 0.83 | 62,895 | 1,150 | 1.83 |
| Time deposits | 125,821 | 5,134 | 4.08 | 123,421 | 5,766 | 4.67 | 111,539 | 6,213 | 5.57 |
| Advances from FHLB | 56,462 | 2,949 | 5.22 | 57,862 | 3,098 | 5.35 | 47,592 | 2,632 | 5.53 |
| Total interest-bearing liabilities | 289,056 | 8,743 | 3.02 | 281,397 | 9,799 | 3.48 | 251,615 | 10,537 | 4.19 |
| Non-interest bearing liabilities | 2,588 | | | 2,292 | | | 2,157 | | |
| Total liabilities | 291,644 | | | 283,689 | | | 253,772 | | |
| Stockholders' equity | 47,126 | | | 50,981 | | | 30,371 | | |
| Total liabilities and retained earnings | $338,770 | | | $334,670 | | | $284,143 | | |
| Net interest income, interest rate spread(4) | | $9,671 | 2.60% | | $10,978 | 2.94% | | $ 9,362 | 3.10% |
| Net yield on interest-earning assets | | | 2.95% | | | 3.39% | | | 3.43% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | | | 113.25% | | | 114.95% | | | 108.55% |

(1) Average balances include non-accrual loans.
(2) Interest income is shown on a tax equivalent basis assuming a 34% federal income tax rate.
(3) Includes interest-bearing deposits in other financial institutions.
(4) Includes advances by borrowers for taxes and insurance.

## Rate/Volume Analysis

The volume and rate relationship of the Company's interest-earning assets and interest-bearing liabilities are determining factors of net interest income. The following table reflects the significant sensitivity to changes in interest rates of the interest income and interest expense of the Company. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and, (ii) changes in rate (changes in rate multiplied by old volume). Changes which are not solely attributable to rate or volume are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities.

| | Year Ended December 31, | | | | | |
| | 2003 vs. 2002 | | | 2002 vs. 2001 | | |
| | Increase (Decrease) Due to | | | Increase (Decrease) Due to | | |
| | Volume | Rate | Net | Volume | Rate | Net |
| | | | (In Thousands) | | | |
| Interest income: | | | | | | |
| Loans (1) | $ 702 | $ (1,085) | $ (383) | $1,844 | $ (907) | $ 937 |
| Mortgage-backed securities | 1,608 | (1,013) | 595 | 510 | (383) | 127 |
| Investment securities (1) | (683) | (105) | (788) | 454 | (681) | (227) |
| Securities available for sale (1) | (882) | (905) | (1,787) | 774 | (733) | 41 |
| Total interest-earning assets | 745 | (3,108) | (2,363) | 3,582 | (2,704) | 878 |
| Interest expense: | | | | | | |
| Savings | 36 | (111) | (75) | 56 | (225) | (169) |
| NOW and money markets | 29 | (229) | (200) | 84 | (672) | (588) |
| Time deposits | 112 | (744) | (632) | 662 | (1,109) | (447) |
| Advances from FHLB | (75) | (74) | (149) | 568 | (102) | 466 |
| Total interest-bearing liabilities | 102 | (1,158) | (1,056) | 1,370 | (2,107) | (738) |
| Net change in net interest income | $643 | $ (1,950) | $ (1,307) | $2,212 | $ (596) | $1,616 |

(1) Income and yields derived from state and political subdivisions obligations are shown on a tax equivalent basis assuming a 34% federal income tax rate.

## Comparison of Operating Results for the Years Ended December 31, 2003 and 2002

*General.* Net income for the year ended December 31, 2003 increased by $98,000 to $2,723,000, from $2,625,000 for the year ended December 31, 2002. This increase was primarily due to a $1,537,000 increase in non-interest income and a $115,000 decrease in loan loss provisions. This increase to net income was partially offset by a $1,214,000 decrease in net interest income along with increases in non-interest expense and income tax provisions of $146,000 and $193,000, respectively.

*Net Interest Income.* Reported net interest income decreased $1,214,000 or 12.1% for the year ended December 31, 2003. Net interest income on a tax equivalent basis decreased by $1,307,000 or 11.9% in a period when both average interest-earning assets and average interest-bearing liabilities increased (increased $3.9 million, or 1.2%, and $7.7 million, or 2.7%, respectively). The Company's interest rate spread on a tax equivalent basis decreased 34 basis points (with 100 basis points being equal to 1%) to 2.60% for the year ended December 31, 2003 as compared to 2.94% in 2002. The tax equivalent basis is calculated utilizing the statutory rate of 34%.

*Interest Income.* Reported interest income decreased $2,271,000 to $17.6 million for the year ended December 31, 2003, from $19.9 million for 2002. Interest income on a tax equivalent basis totaled $18.4 million for year ended December 31, 2003, a decrease of $2,363,000, or 11.4%, from $20.8 million for the year ended December 31, 2002. This decrease was primarily due to a 79 basis point decrease in the yield earned partially offset by an increase in the Company's average interest-earning assets of $3.9 million, or 1.2%, for the year ended December 31, 2003. Interest earned on loans decreased $383,000, or 3.3%, in 2003. This decrease was due to a 67 basis point decrease in the yield earned, partially offset by a $9.2 million, or 6.0% increase in the average balance of loans. Interest earned on interest-bearing deposits and investment and mortgage-backed securities (including securities available for sale) decreased $2.0 million, or 22.0%, in 2003. This decrease was due to a decrease in the average balance of securities of $5.3 million, or 3.1%, along with a 103 basis point decrease in the yield earned.

*Interest Expense.* Interest expense decreased $1,056,000 to $8.7 million for the year ended December 31, 2003. The decrease in interest expense was due to a 46 basis point decrease in the average cost of interest-bearing liabilities to 3.09% partially offset by a $7.7 million, or 2.7%, increase in the average balance of interest-bearing liabilities. The $7.7 million, or 2.7% increase in the average balance of interest-bearing liabilities was the result of increased average deposits of $9.1 million, or 4.1%, partially offset by a decrease in average borrowings of $1.4 million, or 2.4%.

*Provision for Losses on Loans.* The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimate of the losses inherent in the portfolio, based on:

- historical experience;
- volume;
- type of lending conducted by the Bank;
- industry standards;
- the level and status of past due and non-performing loans;
- the general economic conditions in the Bank's lending area; and
- other factors affecting the collectibility of the loans in its portfolio.

The provision for loan losses decreased by $115,000 to $620,000 for the year ended December 31, 2003, from $735,000 for the year ended December 31, 2002. A decrease in loans precipitated the decrease in the provision for loan losses. The allowance for loan losses is maintained at a level that represents management's best estimates of probable losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

*Non-interest Income.* Total non-interest income increased $1,537,000 to $2.7 million for the year ended December 31, 2003, from $1.2 million for the year ended December 31, 2002. This increase was primarily due to an increase in gains on sales of investment securities of $1,437,000 from $168,000 for the year ended December 31, 2002 to $1.6 million for the year ended December 31, 2003. The $1,437,000 increase in security gains resulted from management reacting to opportunities to sell securities without significantly impacting the overall effective yield of the investment portfolio. Management continues to closely monitor the investment portfolio for other similar opportunities which may become available.

*Non-interest Expense.* Non-interest expense increased $146,000 to $7.3 million for the year ended December 31, 2003, from $7.2 million for the year ended December 31, 2002. This increase was primarily due to an increase in compensation and employee benefits of $296,000 which was primarily the result of normal merit increases, partially offset by a $133,000 decrease in occupancy and equipment costs.

9

**Comparison of Operating Results for the Years Ended December 31, 2002 and 2001**

*General.* Net income for the year ended December 31, 2002 increased by $404,000 to $2,625,000, from $2,221,000 for the year ended December 31, 2001. This increase was primarily due to increases in net interest income of $1,277,000 and non-interest income of $161,000 along with a decrease in income tax provisions of $62,000. These increases to net income were partially offset by increases in non-interest expense and loan loss provisions of $883,000 and $215,000, respectively.

*Net Interest Income.* Reported net interest income increased $1,277,000 or 14.5% for the year ended December 31, 2002. Net interest income on a tax equivalent basis increased by $1,616,000 or 17.3% in a period when both average interest-earning assets and average interest-bearing liabilities increased (increased $50.3 million and $29.8 million, respectively). The increase in average earning assets of $50.3 million was primarily due to increases of $22.5 million in average loans along with an increase in average investment and mortgage-backed securities of $27.8 million. The Company's net interest rate spread on a tax equivalent basis decreased 16 basis points to 2.94% for the year ended December 31, 2002. Due to the volume of obligations of state and political subdivision in the Company's loan and investment portfolios, net interest income and interest income are presented on a tax equivalent basis. See also " Average Balance Sheet and Interest Analysis."

*Interest Income.* Interest income on a tax equivalent basis totaled $20.8 million for the year ended December 31, 2002, an increase of $0.9 million or 4.5% over the total of $19.9 million for the year ended December 31, 2001. This increase was mainly due to an increase in the Company's average interest-earning assets of $50.3 million for the year ended December 31, 2002. Interest earned on loans increased $937,000 or 8.7%, in 2002. The increase was due to a $22.5 million increase in the average balance of loans partially offset by a 59 basis point decrease in the yield earned. Interest earned on investment and mortgage-backed securities (including securities held for sale) decreased $59,000 or 0.6%, in 2002. The decrease was due to a 110 basis point decrease in the yield earned partially offset by a $27.8 million increase in the average balance of investment and mortgage-backed securities.

*Interest Expense.* Interest expense decreased $738,000 to $9.8 million for the year ended December 31, 2002. The decrease in interest expense was due to a 71 basis point decrease in the average cost of interest-bearing liabilities partially offset by a $29.8 million increase in the average balance of interest-bearing liabilities due to increased average deposits and borrowings of $19.6 million and $10.2 million, respectively.

*Provision for Losses on Loans.* The provision for loan losses increased by $215,000 to $735,000 for the year ended December 31, 2002, from $520,000 for the year ended December 31, 2001. Management continually evaluates the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers and other relevant factors which may come to the attention of management. The allowance for loan losses is maintained at a level that represents management's best estimates of probable losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

*Non-interest Income.* Total non-interest income increased $161,000 to $1.2 million for the year ended December 31, 2002, from $1.0 million for the year ended December 31, 2001. This increase was primarily due to increased investment security gains of $110,000 in 2002 coupled with increased service charges on deposit accounts of $44,000, due to an increase in the number of transaction accounts. The

investment securities gains were the result of sales of tax-exempt securities for the purpose of maximizing the tax benefits of these securities as well as sales of equity securities.

*Non-interest Expense.* Non-interest expense increased $883,000 to $7.2 million for the year ended December 31, 2002 from $6.3 million for the year ended December 31, 2001. This increase was primarily due to increases in compensation and employee benefits of $611,000 for the year ended December 31, 2002. This was primarily due to increased ESOP expense due to additional ESOP shares acquired in connection with the conversion and reorganization that was effective December 20, 2001 along with increased RSP expense as a result of the 2002 RSP plan which was ratified on December 23, 2002, as well as normal merit increases. Other expenses increased $190,000 to $1,630,000 for the year ended December 31, 2002 from $1,440,000 for the year ended December 31, 2001. This increase was the result of several increases in other expenses including increases in advertising, postage and telephone expenses.

## Market Risk Analysis

The Company, like many other financial institutions, is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities generally mature or reprice more rapidly than interest-earning assets. The lending activities of the Company have historically emphasized the origination of long-term, fixed rate loans secured by single family residences, and the primary source of funds has been deposits with substantially shorter maturities. While having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates.

To reduce the effect of interest rate changes on net interest income the Company has adopted various strategies to enable it to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include: (1) purchasing investment securities with maturities that match specific deposit maturities; (2) emphasizing origination of shorter-term consumer loans, which in addition to offering more rate flexibility, typically bear higher interest rates than residential mortgage loans; and (3) purchasing adjustable-rate mortgage-backed securities as well as mortgage-backed securities with balloon payments which have shorter maturities than typical mortgage-backed securities. Although consumer loans inherently generally possess a higher credit risk than residential mortgage loans, the Company has designed its underwriting standards to minimize this risk as much as possible.

The Company also makes a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. The Company has traditionally had a high level of low-cost passbook, interest-bearing checking (NOW) and Money Market Demand Accounts. Although its base of such deposits has increased as a result of the current interest rate environment, such deposits have traditionally remained relatively stable and would be expected to reduce to normal levels in a period of rising interest rates. Because of this relative stability in a significant portion of its deposits, the Company has been able to offset the impact of rising rates in other deposit accounts.

Exposure to interest rate risk is actively monitored by management. The Company's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. The Company uses the Olson Research Associates, Inc.'s, Columbia, Maryland, A/L Benchmarks to monitor its exposure to interest rate risk, which calculates changes in market value of portfolio equity and net interest income. Reports generated from assumptions provided by Olson and modified by management are reviewed by the Interest Rate Risk and Asset Liability Management Committee and reported to the Board of Directors quarterly. The Balance Sheet Shock Report shows the degree to which balance sheet line items and the market value of portfolio equity are potentially affected by a 200 basis point

upward and downward parallel shift (shock) in the Treasury yield curve. Exception tests are conducted as recommended under federal law to determine if the bank qualifies as low risk and may therefore be exempt from supplemental reporting. In addition, the possible impact on risk-based capital is assessed using the methodology under the Federal Deposit Insurance Corporation Improvement Act. An Income Shock Report shows the degree to which income statement line items and net income are potentially affected by a 200 basis point upward and downward parallel shift in the Treasury yield curve.

From analysis and discussion of the aforementioned reports as of December 31, 2003, management has assessed that the Bank's level of interest rate risk is appropriate for current market conditions. The percentage change in market value of the portfolio equity for an upward and downward shift of 200 basis points are (21.59)% and 15.49%, respectively. Net interest income decreased by $502,000 or 5.1% for a downward shift in rates of 200 basis points and decreased by $156,000 or 1.3%, for an upward shift of 200 basis points. Excess Net Interest Rate Risk was within those limits outlined in the Bank's Asset/Liability Management and Interest Rate Risk Policy. The Bank's calculated (total) risk-based capital before the interest rate risk impact was 23.52% and 18.63% after the interest rate risk impact. Results fall within policy limits for all applicable tests.

## Liquidity and Capital Requirements

*General.* Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, and to pay operating expenses. The Company has historically maintained a level of liquid assets in excess of regulatory requirements. Maintaining a high level of liquid assets tends to decrease earnings, as liquid assets tend to have a lower yield than other assets with longer terms (e.g. loans). The Company adjusts liquidity as appropriate to meet its asset/liability objectives.

The Company's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities repayments are a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits which provide liquidity to meet lending requirements.

The primary activity of the Company is originating loans and purchasing investment and mortgage-backed securities. During the years ended December 31, 2003, 2002 and 2001 the Company originated loans in the amounts of $83.5 million, $98.0 million and $67.4 million, respectively. The Company also purchases investment and mortgage-backed securities to invest excess liquidity and to supplement local loan demand. During the years ended December 31, 2003, 2002 and 2001, the Company purchased investment and mortgage-backed securities in the amounts of $118.1 million, $111.7 million and $55.4 million, respectively.

The Company has other sources of liquidity if a need for additional funds arises, such as advances from the FHLB of Pittsburgh. Additional sources of liquidity can be found in the Company's balance sheet, such as investment securities and unencumbered mortgage-backed securities that are readily marketable. Management believes that the Company has adequate resources to fund all of its commitments.

The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account

established in connection with the Bank's mutual holding company reorganization and stock issuance, or (2) the regulatory capital requirements imposed by the Department and the FDIC.

*Contractual Obligations.* The following table represents significant fixed and determinable contractual obligations to third parties by payment date as of December 31, 2003.

|  | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | After 5 Years |
|---|---|---|---|---|---|
| Deposits without a stated maturity . . | $107,496 | $107,496 | $ - | $ - | $ - |
| Certificates of deposit . . . . . . . . . | 124,023 | 65,119 | 31,580 | 25,374 | 1,950 |
| FHLB advances . . . . . . . . . . . . . | 58,880 | 6,250 | 11,130 | 19,000 | 22,500 |
| Operating leases . . . . . . . . . . . . . | 359 | 103 | 167 | 69 | 20 |
| Total . . . . . . . . . . . . . . . . . | $290,758 | $178,968 | $42,877 | $44,443 | $24,470 |

The following table represents our commitments to extend credit, including unused lines of credit, as of December 31, 2003.

|  | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | Over 5 Years |
|---|---|---|---|---|---|
| Commitments to extend credit: |  |  |  |  |  |
| Mortgage loans . . . . . . . . . . . | $ 267 | $ 267 | $ - | $ - | $ - |
| Commercial loans . . . . . . . . . | 1,100 | 1,100 | - | - | - |
| Consumer loans . . . . . . . . . . | 2,203 | 2,203 | - | - | - |
| Unused commercial credit lines . . | 2,526 | 2,526 | - | - | - |
| Unused consumer credit lines . . . | 16,395 | 16,395 | - | - | - |
| Commercial letters of credit . . . . | 20 | 20 | - | - | - |
| Total . . . . . . . . . . . . . . . | $22,511 | $22,511 | $ - | $ - | $ - |

*Regulatory Capital Requirements.* As a condition of deposit insurance, current FDIC regulations require that the Bank calculate and maintain a minimum regulatory capital level on a quarterly basis and satisfy such requirement at the calculation date and throughout the ensuing quarter. See Note 16 to the Consolidated Financial Statements.

## Impact of Inflation and Changing Prices

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.



## REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PHSB Financial Corporation

We have audited the accompanying consolidated balance sheet of PHSB Financial Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PHSB Financial Corporation and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

*S. R. Snodgrass, A.C.*

Wexford, PA
January 16, 2004

S.R. Snodgrass, A.C. • 1000 Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone: (724) 934-0344 • Facsimile: (724) 934-0345

# PHSB FINANCIAL CORPORATION
## CONSOLIDATED BALANCE SHEET

|  | December 31, | |
|  | 2003 | 2002 |
| --- | ---: | ---: |
| **ASSETS** | | |
| Cash and amounts due from other institutions | $ 6,795,068 $ | 6,938,217 |
| Interest-bearing deposits with other institutions | 753,727 | 1,283,752 |
| Cash and cash equivalents | 7,548,795 | 8,221,969 |
| Investment securities: | | |
| Available for sale | 28,718,832 | 27,233,227 |
| Held to maturity (market value $8,203,053 and $19,611,078) | 7,952,211 | 19,274,753 |
| Mortgage-backed securities: | | |
| Available for sale | 75,910,915 | 44,137,225 |
| Held to maturity (market value $56,194,217 and $71,826,914) | 55,843,363 | 70,346,358 |
| Loans (net of allowance for loan losses of $1,647,886 and $1,683,596) | 153,584,123 | 165,668,214 |
| Accrued interest receivable | 1,573,295 | 1,998,773 |
| Premises and equipment | 4,227,498 | 4,604,005 |
| Federal Home Loan Bank stock | 3,606,600 | 3,620,300 |
| Other assets | 1,003,979 | 431,881 |
| TOTAL ASSETS | $ 339,969,611 $ | 345,536,705 |
| | | |
| **LIABILITIES** | | |
| Deposits | $ 231,519,432 $ | 232,366,672 |
| Advances from Federal Home Loan Bank | 58,880,000 | 61,007,800 |
| Accrued interest payable and other liabilities | 2,920,291 | 2,802,061 |
| TOTAL LIABILITIES | 293,319,723 | 296,176,533 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Preferred stock, no par value; 20,000,000 shares authorized; none issued and outstanding | - | - |
| Common stock, par value $.10 per share; 80,000,000 shares authorized; 3,519,711 and 3,497,109 issued | 351,971 | 349,711 |
| Additional paid-in capital | 32,750,510 | 32,329,518 |
| Retained earnings - substantially restricted | 23,857,117 | 23,571,132 |
| Accumulated other comprehensive income | 1,540,849 | 2,197,377 |
| Unallocated shares held by Employee Stock Ownership Plan (ESOP) | (2,023,187) | (2,276,111) |
| Unallocated shares held by Restricted Stock Plan (RSP) | (518,654) | - |
| Treasury stock, at cost (616,358 and 471,357 shares) | (9,308,718) | (6,811,455) |
| TOTAL STOCKHOLDERS' EQUITY | 46,649,888 | 49,360,172 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 339,969,611 $ | 345,536,705 |

See accompanying notes to the consolidated financial statements.

15

# PHSB FINANCIAL CORPORATION
## CONSOLIDATED STATEMENT OF INCOME

|  |  | Year Ended December 31, |  |  |
|---|---|---|---|---|
|  |  | 2003 | 2002 | 2001 |
| **INTEREST INCOME** |  |  |  |  |
| Loans: |  |  |  |  |
| Taxable | $ | 9,788,932 $ | 10,520,699 $ | 10,433,463 |
| Exempt from federal income tax |  | 1,046,888 | 816,618 | 255,365 |
| Investment securities: |  |  |  |  |
| Taxable |  | 861,030 | 1,580,707 | 1,673,638 |
| Exempt from federal income tax |  | 561,851 | 972,567 | 875,533 |
| Mortgage-backed securities |  | 5,278,467 | 5,802,854 | 5,795,239 |
| Interest-bearing deposits with other institutions |  | 47,892 | 162,267 | 282,720 |
| Total interest income |  | 17,585,060 | 19,855,712 | 19,315,958 |
|  |  |  |  |  |
| **INTEREST EXPENSE** |  |  |  |  |
| Deposits |  | 5,793,852 | 6,700,653 | 7,904,943 |
| Advances from Federal Home Loan Bank |  | 2,949,286 | 3,098,728 | 2,631,809 |
| Total interest expense |  | 8,743,138 | 9,799,381 | 10,536,752 |
|  |  |  |  |  |
| Net interest income |  | 8,841,922 | 10,056,331 | 8,779,206 |
|  |  |  |  |  |
| **PROVISION FOR LOAN LOSSES** |  | 620,000 | 735,000 | 520,000 |
|  |  |  |  |  |
| **NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES** |  | 8,221,922 | 9,321,331 | 8,259,206 |
|  |  |  |  |  |
| **NONINTEREST INCOME** |  |  |  |  |
| Service charges on deposit accounts |  | 717,957 | 639,283 | 594,701 |
| Investment securities gains, net |  | 1,605,389 | 168,027 | 58,118 |
| Rental income |  | 103,050 | 92,483 | 97,808 |
| Other income |  | 280,978 | 270,361 | 257,886 |
| Total noninterest income |  | 2,707,374 | 1,170,154 | 1,008,513 |
|  |  |  |  |  |
| **NONINTEREST EXPENSE** |  |  |  |  |
| Compensation and employee benefits |  | 4,263,367 | 3,967,772 | 3,356,733 |
| Occupancy and equipment costs |  | 1,247,362 | 1,380,076 | 1,304,825 |
| Data processing costs |  | 195,428 | 198,566 | 193,188 |
| Other expenses |  | 1,617,073 | 1,630,165 | 1,439,539 |
| Total noninterest expense |  | 7,323,230 | 7,176,579 | 6,294,285 |
|  |  |  |  |  |
| Income before income taxes |  | 3,606,066 | 3,314,906 | 2,973,434 |
| Income taxes |  | 883,211 | 689,731 | 752,331 |
|  |  |  |  |  |
| **NET INCOME** | $ | 2,722,855 $ | 2,625,175 $ | 2,221,103 |
|  |  |  |  |  |
| **EARNINGS PER SHARE** |  |  |  |  |
| Basic | $ | 1.01 $ | 0.87 $ | 0.70 |
| Diluted |  | 0.98 | 0.85 | 0.70 |

See accompanying notes to the consolidated financial statements.

## PHSB FINANCIAL CORPORATION
## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | Additional Paid-in Capital | Retained Earnings Substantially Restricted | Accumulated Other Comprehensive Income | Unallocated Shares Held by ESOP | Unallocated Shares Held by RSP | Treasury Stock | Total Stockholders' Equity | Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2000 | $ 276,000 | $ 10,480,215 | $ 20,756,274 | $ 456,968 | $ (917,283) | $ (185,783) | $ (2,016,157) | $ 28,850,234 | |
| Net income | | | 2,221,103 | | | | | 2,221,103 | $ 2,221,103 |
| Other comprehensive income: | | | | | | | | | |
| Unrealized gain on available for sale securities, net of tax of $205,973 | | | | 399,830 | | | | 399,830 | 399,830 |
| Comprehensive income | | | | | | | | | 2,620,933 |
| Cash dividends declared ($.31 per share) | | (17,700) | (991,801) | | | | | (991,801) | |
| ESOP shares released | | | | | 149,220 | | | 131,520 | |
| Treasury stock purchased, at cost | | | | | | | (325,197) | (325,197) | |
| RSP shares released | | | | | | 128,513 | | 128,513 | |
| Sale of common stock | 96,751 | 21,129,512 | | | | | | 21,226,263 | |
| Retirement of treasury stock | (23,040) | (2,318,314) | | | | | 2,341,354 | - | |
| Capital contributed from MHC | | 2,955,314 | | | | | | 2,955,314 | |
| Common stock acquired by ESOP | | | | | (1,760,950) | | | (1,760,950) | |
| Balance, December 31, 2001 | 349,711 | 32,229,027 | 21,985,576 | 856,798 | (2,529,013) | (57,270) | - | 52,834,829 | |
| Net income | | | 2,625,175 | | | | | 2,625,175 | 2,625,175 |
| Other comprehensive income: | | | | | | | | | |
| Unrealized gain on available for sale securities, net of tax of $690,602 | | | | 1,340,579 | | | | 1,340,579 | 1,340,579 |
| Comprehensive income | | | | | | | | | 3,965,754 |
| Cash dividends declared ($.34 per share) | | | (1,039,619) | | | | | (1,039,619) | |
| ESOP shares released | | 86,875 | | | 252,902 | | | 339,777 | |
| Treasury stock purchased, at cost | | | | | | | (7,021,256) | (7,021,256) | |
| Common stock acquired by RSP | | (540) | | | | (209,261) | 209,801 | | |
| RSP shares released | | 14,156 | | | | 266,531 | | 280,687 | |
| Balance, December 31, 2002 | 349,711 | 32,329,518 | 23,571,132 | 2,197,377 | (2,276,111) | - | (6,811,455) | 49,360,172 | |
| Net income | | | 2,722,855 | | | | | 2,722,855 | 2,722,855 |
| Other comprehensive income (loss): | | | | | | | | | |
| Unrealized loss on available for sale securities, net of tax of benefit ($338,211) | | | | (656,528) | | | | (656,528) | (656,528) |
| Comprehensive income | | | | | | | | | 2,066,327 |
| Cash dividends declared ($.90 per share) | | | (2,436,870) | | | | | (2,436,870) | |
| ESOP shares released | | 180,561 | | | 252,924 | | | 433,485 | |
| Treasury stock purchased, at cost | | | | | | | (2,497,263) | (2,497,263) | |
| Common stock acquired by RSP | | (76,568) | | | | (771,157) | | (847,725) | |
| Issuance of common stock | 2,260 | 290,818 | | | | | | 293,078 | |
| RSP shares released | | 26,181 | | | | 252,503 | | 278,684 | |
| Balance, December 31, 2003 | $ 351,971 | $ 32,750,510 | $ 23,857,117 | $ 1,540,849 | $ (2,023,187) | $ (518,654) | $ (9,308,718) | $ 46,649,888 | |

| Components of comprehensive income: | 2003 | 2002 | 2001 |
|---|---|---|---|
| Change in net unrealized gain on investments held for sale | $ 403,029 | $ 1,451,477 | $ 438,188 |
| Realized gains included in net income, net of tax of $545,832, $57,129, and $19,760 | (1,059,557) | (110,898) | (38,358) |
| Total | $ (656,528) | $ 1,340,579 | $ 399,830 |

See accompanying notes to the consolidated financial statements.

17

# PHSB FINANCIAL CORPORATION
## CONSOLIDATED STATEMENT OF CASH FLOWS

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2003 | 2002 | 2001 |
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 2,722,855 | $ 2,625,175 | $ 2,221,103 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | 620,000 | 735,000 | 520,000 |
| Provision for depreciation | 509,374 | 688,004 | 652,309 |
| Amortization of discounts, premiums, and loan origination fees | 1,747,276 | 1,363,478 | 1,195,295 |
| Investment securities gains, net | (1,605,389) | (168,027) | (58,118) |
| Deferred income tax | 87,714 | (112,244) | 29,156 |
| Decrease (increase) in accrued interest receivable | 425,478 | (319,741) | (53,612) |
| Increase (decrease) in accrued interest payable | (213,846) | 761,222 | 28,896 |
| Amortization of ESOP unearned compensation | 433,485 | 339,777 | 131,520 |
| Amortization of RSP unearned compensation | 278,684 | 280,687 | 128,513 |
| Other, net | (262,828) | (572,813) | (415,731) |
| Net cash provided by operating activities | 4,742,803 | 5,620,518 | 4,379,331 |
| **INVESTING ACTIVITIES** | | | |
| Investment and mortgage-backed securites available for sale: | | | |
| Proceeds from sales | 10,767,399 | 9,762,943 | 1,862,276 |
| Proceeds from maturities and principal repayments | 49,209,510 | 30,603,655 | 24,221,862 |
| Purchases | (92,708,414) | (32,199,422) | (39,748,386) |
| Investment and mortgage-backed securities held to maturity: | | | |
| Proceeds from maturities and principal repayments | 50,711,324 | 46,254,615 | 15,741,702 |
| Purchases | (25,366,693) | (79,540,243) | (15,699,383) |
| Decrease (increase) in loans, net | 10,086,300 | (30,550,489) | (9,544,876) |
| Proceeds from sales of repossessed assets | 467,584 | 380,407 | 412,018 |
| Purchase of premises and equipment | (132,867) | (262,016) | (1,044,929) |
| Redemption (purchase) of Federal Home Loan Bank stock | 13,700 | (1,005,500) | - |
| Net cash provided by (used for) investing activities | 3,047,843 | (56,556,050) | (23,799,716) |
| **FINANCING ACTIVITIES** | | | |
| Increase (decrease) in deposits, net | (847,240) | 22,352,028 | 11,772,943 |
| Proceeds from advances from Federal Home Loan Bank | 7,000,000 | 16,000,000 | 23,130,000 |
| Repayment of advances from Federal Home Loan Bank | (9,127,800) | (5,317,000) | (9,000,000) |
| Repayment of other borrowings | - | - | - |
| Common stock acquired by ESOP | - | - | (1,760,950) |
| Proceeds from sale of common stock | - | - | 21,226,263 |
| Proceeds from exercise of stock option | 293,078 | - | - |
| Common stock acquired by RSP | (847,725) | - | - |
| Capital contributed from MHC | - | - | 2,955,314 |
| Cash dividends paid | (2,436,870) | (1,039,619) | (991,801) |
| Purchase of treasury stock | (2,497,263) | (7,021,256) | (325,197) |
| Net cash provided by (used for) financing activities | (8,463,820) | 24,974,153 | 47,006,572 |
| Increase (decrease) in cash and cash equivalents | (673,174) | (25,961,379) | 27,586,187 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 8,221,969 | 34,183,348 | 6,597,161 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 7,548,795 | $ 8,221,969 | $ 34,183,348 |

See accompanying notes to the consolidated financial statements.

18

# PHSB FINANCIAL CORPORATION
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

### Nature of Operations and Basis of Presentation

PHSB Financial Corporation (the "Company") is a Pennsylvania corporation and is registered under the Bank Holding Company Act. The Company was organized to be the holding company of Peoples Home Savings Bank (the "Bank"). The Company's and the Bank's principal sources of revenue emanate from investment and mortgage-backed securities, and mortgage, commercial, and consumer loan portfolios as well as a variety of deposit services provided to Bank customers through ten locations. The Company is supervised by the Federal Reserve Board, while the Bank is a state-chartered savings bank supervised by the Federal Deposit Insurance Corporation (the "FDIC") and the Pennsylvania Department of Banking.

The consolidated financial statements of the Company include the accounts of the Bank and its wholly-owned subsidiary, HOMECO. All intercompany transactions have been eliminated in consolidation. The investment in the subsidiary on the parent company financial statement is carried at the parent company's equity in the underlying assets of the Bank.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

### Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified at the time of purchase, based upon management's intentions and ability, as securities held to maturity or securities available for sale. Debt securities, including mortgage-backed securities, acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank ("FHLB") represents ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying Consolidated Balance Sheet.

# 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

## Loans

Loans are stated at the principal amount outstanding net of deferred loan fees and the allowance for loan losses. Interest income on loans is recognized on the accrual method. Accrual of interest on loans is generally discontinued after 90 days when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Payments received on nonaccrual loans are either applied to principal or reported as interest income according to management's judgment as to the collectibility of principal. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loan origination and commitment fees as well as certain direct loan origination costs are being deferred and the net amount amortized as an adjustment to the related loan's yield. These amounts are being amortized over the contractual lives of the related loans.

## Allowance for Loan Losses

The allowance for loan losses represents the amount that management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

## Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from one to ten years for furniture, fixtures, and equipment and five to fifty years for office buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from five to twenty years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

## Real Estate Owned

Real estate acquired in settlement of loans is stated at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure, the value of the underlying collateral is written down by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on their disposition, are included in other expenses.

## Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Deferred tax assets or liabilities are computed based on the difference between financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

## Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported as the numerator and average shares outstanding as the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any options, warrants, and convertible securities are adjusted for in the denominator.

## Employee Benefit Plans

The Bank sponsors a trusteed, deferred benefit pension plan covering all eligible employees. The Bank's funding policy is to make annual contributions, as needed, based upon the funding formula developed by the plan's actuary.

## Stock Options

The Company maintains a stock option plan for the directors, officers, and employees. The Company accounts for its stock option plans under provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

1.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Stock Options (Continued)**

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, *Accounting for Stock-Based Compensation*, net income applicable to common stock, basic and diluted net income per common share for the year ended December 31 would have been as follows:

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income as reported | $ 2,722,855 | $ 2,625,175 | $ 2,221,103 |
| Less pro forma expense related to option | 147,316 | 187,360 | 44,044 |
| Pro forma net income | $ 2,575,539 | $ 2,437,815 | $ 2,177,059 |
| Basic net income per common share: |  |  |  |
| As reported | $ 1.01 | $ 0.87 | $ 0.70 |
| Pro forma | 0.96 | 0.81 | 0.69 |
| Diluted net income per common share: |  |  |  |
| As reported | $ 0.98 | $ 0.85 | $ 0.70 |
| Pro forma | 0.93 | 0.79 | 0.68 |

For purposes of computing pro forma results, the Company estimated fair values of stock options using the Black-Scholes option-pricing model. The model requires use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operation as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2002: (1) expected dividend yield of 1.02 percent; (2) risk-free interest rate of 3.78 percent; (3) expected volatility of 8 percent; and (4) expected option lives of ten years.

**Comprehensive Income**

The Company is required to present comprehensive income in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

**Cash Flow Information**

The Company has defined cash and cash equivalents as cash and amounts due from depository institutions and interest-bearing deposits with other institutions.

For the years ended December 31, 2003, 2002, and 2001, the Company made cash payments for interest of $8,956,984, $9,038,159, and $10,507,856, respectively. The Company also made cash payments for income taxes of $515,321, $966,520, and $665,000, respectively, during these same periods.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") revised Statement of Financial Accounting Standards ("FAS") No. 132, *Employers' Disclosures about Pension and Other Postretirement Benefit.* This statement retains the disclosures required by FAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair value of plan assets. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement retains reduced disclosure requirements for nonpublic entities from FAS No. 132, and it includes reduced disclosure for certain of the new requirements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim disclosures required by this statement are effective for interim periods beginning after December 15, 2003.

In August 2001, the FASB issued FAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which was effective January 1, 2003, did not have a material effect on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. The new statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued FAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation.* FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies—regardless of the accounting method used—by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

# 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

## Recent Accounting Pronouncements (Continued)

In April 2003, the FASB issued FAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No.149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. The guidance should be applied prospectively. The provisions of this statement that relate to FAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after September 30, 2003. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued FAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Such instruments may have been previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. The adoption of this statement did not have a material effect on the Company's reported equity.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

<u>Recent Accounting Pronouncements (Continued)</u>

In January, 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities,* in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In October, 2003, the FASB decided to defer to the fourth quarter from the third quarter the implementation date for Interpretation No. 46. This deferral only applies to variable interest entities that existed prior to February 1, 2003. The adoption of this interpretation has not and is not expected to have a material effect on the Company's financial position or results of operations.

<u>Reclassification</u>

Certain items in the prior year financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not affect net income or stockholders' equity.

2. **EARNINGS PER SHARE**

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Weighted-average common shares outstanding | 3,511,238 | 3,497,109 | 3,534,910 |
| Average treasury stock shares | (581,312) | (240,356) | (277,425) |
| Average unearned ESOP and RSP shares | (237,931) | (230,818) | (83,014) |
| Weighted-average common shares and common stock equivalents used to calculate basic earnings per share | 2,691,995 | 3,025,935 | 3,174,471 |
| Additional common stock equivalents (stock options) used to calculate diluted earnings per share | 91,141 | 51,307 | 21,135 |
| Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share | 2,783,136 | 3,077,242 | 3,195,606 |

## 3. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities are summarized as follows:

| | | 2003 | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| **Available for Sale** | | | | |
| U.S. Treasury securities | $ 4,988,501 | $ 999 | $ - | $ 4,989,500 |
| U.S. Government agency securities | 9,550,555 | 64,617 | (3,127) | 9,612,045 |
| Obligations of states and political subdivisions | 4,593,629 | 280,619 | - | 4,874,248 |
| Corporate securities | 1,100,000 | 19,915 | - | 1,119,915 |
| Real estate mortgage investment conduits | 16,518 | 53 | - | 16,571 |
| Total debt securities | 20,249,203 | 366,203 | (3,127) | 20,612,279 |
| Equity securities | 6,937,088 | 1,182,790 | (13,325) | 8,106,553 |
| Total | $ 27,186,291 | $ 1,548,993 | $ (16,452) | $ 28,718,832 |

| | | 2002 | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| **Available for Sale** | | | | |
| U.S. Treasury securities | $ 6,978,276 | $ 21,104 | $ - | $ 6,999,380 |
| U.S. Government agency securities | 997,142 | 111,298 | - | 1,108,440 |
| Obligations of states and political subdivisions | 12,795,978 | 862,290 | - | 13,658,268 |
| Corporate securities | 1,100,000 | 11,645 | - | 1,111,645 |
| Real estate mortgage investment conduits | 25,221 | 188 | - | 25,409 |
| Total debt securities | 21,896,617 | 1,006,525 | - | 22,903,142 |
| Equity securities | 4,152,600 | 382,491 | (205,006) | 4,330,085 |
| Total | $ 26,049,217 | $ 1,389,016 | $ (205,006) | $ 27,233,227 |

## 3. INVESTMENT SECURITIES (Continued)

|  | 2003 | | | |
|---|---|---|---|---|
|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| **Held to Maturity** | | | | |
| U.S. Government agency securities | $ 5,696,790 | $ 165,200 | $ - | $ 5,861,990 |
| Obligations of states and political subdivisions | 2,255,421 | 85,642 | - | 2,341,063 |
| Total | $ 7,952,211 | $ 250,842 | $ - | $ 8,203,053 |

|  | 2002 | | | |
|---|---|---|---|---|
|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| **Held to Maturity** | | | | |
| U.S. Government agency securities | $ 16,749,897 | $ 267,491 | $ - | $ 17,017,388 |
| Obligations of states and political subdivisions | 2,524,856 | 68,834 | - | 2,593,690 |
| Total | $ 19,274,753 | $ 336,325 | $ - | $ 19,611,078 |

The amortized cost and estimated market value of debt securities at December 31, 2003, by contractual maturity, are shown below.

|  | Available for Sale | | Held to Maturity | |
|---|---|---|---|---|
|  | Amortized Cost | Estimated Market Value | Amortized Cost | Estimated Market Value |
| Due in one year or less | $ 14,140,543 | $ 14,142,180 | $ 1,491,940 | $ 1,548,860 |
| Due after one year through five years | 3,641,022 | 3,847,206 | 1,000,000 | 1,030,310 |
| Due after five years through ten years | - | - | 2,783,440 | 2,862,967 |
| Due after ten years | 2,467,638 | 2,622,893 | 2,676,831 | 2,760,916 |
| Total | $ 20,249,203 | $ 20,612,279 | $ 7,952,211 | $ 8,203,053 |

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the years ended December 31:

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Proceeds from sales | $ 10,767,399 | $ 9,762,943 | $ 1,862,276 |
| Gross gains | 1,605,389 | 178,176 | 58,118 |
| Gross losses | - | 10,149 | - |

Investment securities with an amortized cost of $15,247,346 and $19,728,173 and an estimated market value of $15,474,035 and $20,015,528 were pledged to secure public deposits at December 31, 2003 and 2002, respectively.

# 4. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market value of mortgage-backed securities are summarized as follows:

|  | 2003 | | | |
|---|---|---|---|---|
|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| **Available for Sale** | | | | |
| Government National Mortgage Association securities | $ 16,423,465 | $ 942,726 | $ - | $ 17,366,191 |
| Federal Home Loan Mortgage Corporation securities | 31,863,514 | 80,567 | (320,230) | 31,623,851 |
| Federal National Mortgage Association securities | 26,821,857 | 209,696 | (110,680) | 26,920,873 |
| Total | $ 75,108,836 | $ 1,232,989 | $ (430,910) | $ 75,910,915 |

|  | 2002 | | | |
|---|---|---|---|---|
|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| **Available for Sale** | | | | |
| Government National Mortgage Association securities | $ 41,988,207 | $ 2,145,098 | $ - | $ 44,133,305 |
| Federal Home Loan Mortgage Corporation securities | 3,669 | 251 | - | 3,920 |
| Total | $ 41,991,876 | $ 2,145,349 | $ - | $ 44,137,225 |

|  | 2003 | | | |
|---|---|---|---|---|
|  | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Market Value |
| **Held to Maturity** | | | | |
| Government National Mortgage Association securities | $ 7,650,980 | $ 396,426 | $ | $ 8,047,406 |
| Federal Home Loan Mortgage Corporation securities | 32,588,872 | 42,890 | (193,863) | 32,437,899 |
| Federal National Mortgage Association securities | 15,603,511 | 133,038 | (27,637) | 15,708,912 |
| Total | $ 55,843,363 | $ 572,354 | $ (221,500) | $ 56,194,217 |

## 4. MORTGAGE-BACKED SECURITIES (Continued)

| | 2002 Amortized Cost | 2002 Gross Unrealized Gains | 2002 Gross Unrealized Losses | 2002 Estimated Market Value |
|---|---|---|---|---|
| **Held to Maturity** | | | | |
| Government National Mortgage Association securities | $ 17,354,099 | $ 821,869 | $ - | $ 18,175,968 |
| Federal Home Loan Mortgage Corporation securities | 40,883,062 | 272,038 | - | 41,155,100 |
| Federal National Mortgage Association securities | 12,109,197 | 386,649 | - | 12,495,846 |
| Total | $ 70,346,358 | $ 1,480,556 | $ - | $ 71,826,914 |

The amortized cost and estimated market value of mortgage-backed securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities of securities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

| | Available for Sale Amortized Cost | Available for Sale Estimated Market Value | Held to Maturity Amortized Cost | Held to Maturity Estimated Market Value |
|---|---|---|---|---|
| Due in one year or less | $ 718 | $ 734 | $ - | $ - |
| Due after one year through five years | 128,718 | 137,013 | 3,749,407 | 3,721,301 |
| Due after five years through ten years | 8,202,526 | 8,376,237 | 31,919,309 | 31,873,210 |
| Due after ten years | 66,776,874 | 67,396,931 | 20,174,647 | 20,599,706 |
| Total | $ 75,108,836 | $ 75,910,915 | $ 55,843,363 | $ 56,194,217 |

Mortgage-backed securities with an amortized cost of $14,806,515 and $7,940,340 and an estimated market value of $14,721,414 and $8,050,029 were pledged to secure public deposits at December 31, 2003 and 2002, respectively.

## 5. UNREALIZED LOSSES ON SECURITIES

The following table shows the Company's gross unrealized losses and fair value, aggregated by category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2003.

| | Less than Twelve Months Estimated Market Value | Less than Twelve Months Gross Unrealized Losses | Twelve Months or Greater Estimated Market Value | Twelve Months or Greater Gross Unrealized Losses | Total Estimated Market Value | Total Gross Unrealized Losses |
|---|---|---|---|---|---|---|
| U.S. Government agencies and corporations | $ 8,548,915 | $ 3,127 | $ - | $ - | $ 8,548,915 | $ 3,127 |
| Mortgage-backed securities | 72,687,279 | 652,410 | - | - | 72,687,279 | 652,410 |
| Total debt securities | 81,236,194 | 655,537 | - | - | 81,236,194 | 655,537 |
| Equity securities | 423,435 | 7,295 | 218,920 | 6,030 | 642,355 | 13,325 |
| Total | $ 81,659,629 | $ 662,832 | $ 218,920 | $ 6,030 | $ 81,878,549 | $ 668,862 |

## 5. UNREALIZED LOSSES ON SECURITIES (Continued)

The Company's investment and mortgage-backed securities portfolios contain unrealized losses of direct obligations of U.S. agencies, including mortgage-related instruments issued or backed by the full faith and credit of the U.S. government or generally viewed as having the implied guarantee of the U.S. government, and equity securities of common stock in publicly traded companies.

On a monthly basis, the Company evaluates the severity and duration of impairment for its securities portfolios and determine if the Company has the ability to hold the security to maturity without incurring a loss. Generally, impairment is considered other than temporary when an investment security has sustained a decline of 10 percent or more for six months.

The Company has concluded that any impairment of its securities portfolios is not other than temporary but is the result of interest rate changes.

## 6. LOANS

Loans consist of the following:

|  | 2003 | 2002 |
|---|---|---|
| Mortgage loans: |  |  |
| Residential | $ 58,870,778 | $ 65,394,863 |
| Multi-family units | 969,956 | 752,296 |
| Construction | 770,384 | 947,147 |
| Commercial real estate | 8,184,641 | 5,900,334 |
|  | 68,795,759 | 72,994,640 |
| Commercial loans | 1,265,752 | 1,347,954 |
| Tax exempt loans | 19,726,481 | 23,583,632 |
|  | 20,992,233 | 24,931,586 |
| Consumer: |  |  |
| Consumer credit line | 7,711,972 | 6,865,147 |
| Automobile | 48,931,743 | 54,995,826 |
| Other | 7,647,688 | 6,532,503 |
|  | 64,291,403 | 68,393,476 |
| Less: |  |  |
| Loans in process | 596,513 | 915,425 |
| Deferred loan costs, net | (1,749,127) | (1,947,533) |
| Allowance for loan losses | 1,647,886 | 1,683,596 |
|  | 495,272 | 651,488 |
| Total | $ 153,584,123 | $ 165,668,214 |

## 6. LOANS (Continued)

Total nonaccrual loans and the related interest for the years ended December 31 are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Principal outstanding | $ 374,879 | $ 370,549 | $ 536,792 |
| Contractual interest due | 30,168 | 29,801 | 61,121 |
| Interest income recognized | 18,407 | 12,256 | 24,373 |

Activity in the allowance for loan losses for the years ended December 31 is as follows:

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Balance, January 1, | $ 1,683,596 | $ 1,506,140 | $ 1,454,618 |
| Add: | | | |
| Provisions charged to operations | 620,000 | 735,000 | 520,000 |
| Loan recoveries | 74,671 | 67,835 | 29,715 |
| Less loans charged off | 730,381 | 625,379 | 498,193 |
| Balance, December 31, | $ 1,647,886 | $ 1,683,596 | $ 1,506,140 |

The Company's loan portfolio is predominantly made up of one-to-four family first mortgage loans and consumer loans in the areas of Beaver and Lawrence counties. Although the Company has a diversified loan portfolio at December 31, 2003 and 2002, loans outstanding to individuals and businesses are dependent upon the local conditions in its immediate trade area.

## 7. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

|  | 2003 | 2002 |
|---|---|---|
| Interest-bearing deposits with other institutions | $ 4,155 | $ 1,702 |
| Investment securities | 161,664 | 338,939 |
| Mortgage-backed securities | 545,644 | 550,235 |
| Loans | 861,832 | 1,107,897 |
| Total | $ 1,573,295 | $ 1,998,773 |

## 8. FHLB STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

## 9. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

|  | 2003 | 2002 |
|---|---|---|
| Land | $ 900,624 | $ 900,624 |
| Office buildings | 5,156,847 | 5,159,608 |
| Furniture, fixtures, and equipment | 2,652,484 | 3,473,976 |
| Leasehold improvements | 403,403 | 403,403 |
|  | 9,113,358 | 9,937,611 |
| Less accumulated depreciation and amortization | 4,885,860 | 5,333,606 |
| Total | $ 4,227,498 | $ 4,604,005 |

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $509,374, $688,004, and $652,309, respectively.

## 10. DEPOSITS

Comparative details of deposit accounts follow:

|  | 2003 | | 2002 | |
|---|---|---|---|---|
|  | Amount | Percent of Portfolio | Amount | Percent of Portfolio |
| DDA and NOW accounts | $ 42,384,950 | 18.3 % | $ 38,144,708 | 16.4 % |
| Money market demand accounts | 29,544,169 | 12.7 | 28,769,973 | 12.4 |
| Savings accounts | 35,567,040 | 15.4 | 33,741,991 | 14.5 |
|  | 107,496,159 | 46.4 | 100,656,672 | 43.3 |
| Time certificates of deposit: |  |  |  |  |
| Less than 2.01% | 26,356,259 | 11.4 | 17,148,772 | 7.4 |
| 2.01% - 4.00% | 40,266,988 | 17.4 | 34,798,570 | 15.0 |
| 4.01% - 6.00% | 52,810,943 | 22.8 | 53,787,347 | 23.1 |
| 6.01% - 8.00% | 4,589,083 | 2.0 | 25,975,311 | 11.2 |
|  | 124,023,273 | 53.6 | 131,710,000 | 56.7 |
| Total | $ 231,519,432 | 100.0 % | $ 232,366,672 | 100.0 % |

At December 31, 2003, time deposits of $65,118,465, $18,757,798, $12,822,485, $14,800,308, $10,574,072, and $1,950,145 are scheduled to mature during 2004, 2005, 2006, 2007, 2008, and beyond 2008, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $33,736,163 and $34,092,419 at December 31, 2003 and 2002, respectively, with maturities at December 31, 2003, as follows:

| | |
|---|---|
| Within three months | $ 1,850,046 |
| Beyond three but within six months | 16,530,035 |
| Beyond six but within twelve months | 4,966,921 |
| Beyond one year | 10,389,161 |
| Total | $ 33,736,163 |

## 10. DEPOSITS (Continued)

Interest expense by deposit category for the years ended December 31 is as follows:

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Savings accounts | $ 297,770 | $ 373,010 | $ 542,724 |
| NOW and money market deposit accounts | 361,936 | 561,419 | 1,150,101 |
| Time certificates of deposit | 5,134,146 | 5,766,224 | 6,212,118 |
| Total | $ 5,793,852 | $ 6,700,653 | $ 7,904,943 |

## 11. ADVANCES FROM FEDERAL HOME LOAN BANK

The following table sets forth information concerning both short- and long-term advances from FHLB:

| Description | Maturity range from | to | Weighted average interest rate | Stated interest rate range from | to | 2003 | 2002 |
|---|---|---|---|---|---|---|---|
| Convertible | 02/20/08 | 03/01/11 | 5.30 % | 5.15 % | 5.53 % | $ 30,000,000 | $ 30,000,000 |
| Fixed rate | 02/23/04 | 02/21/12 | 4.87 | 2.35 | 6.63 | 26,880,000 | 25,007,800 |
| Line of credit | 11/30/04 | | 1.03 | 1.03 | | 2,000,000 | 6,000,000 |
| | | | | | | $ 58,880,000 | $ 61,007,800 |

The scheduled maturities of advances outstanding are as follows:

| | 2003 | |
|---|---|---|
| Year Ending December 31, | Amount | Weighted-average Rate |
| 2003 | $ - | - % |
| 2004 | 6,250,000 | 3.98 |
| 2005 | 5,500,000 | 3.85 |
| 2006 | 5,630,000 | 4.08 |
| 2007 | 2,000,000 | 5.40 |
| 2008 | 17,000,000 | 5.30 |
| beyond 2008 | 22,500,000 | 5.43 |
| Total | $ 58,880,000 | 4.96 % |

The terms of the convertible advances reset to the three-month London Interbank Offered Rate ("LIBOR") and have various spreads and call dates ranging from three months to seven years. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, the Company has the right to pay off the advance without penalty. The FHLB advances are secured by the Company's FHLB stock and investment securities and are subject to substantial prepayment penalties.

Borrowing capacity consists of credit arrangements with the FHLB of Pittsburgh. FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment and mortgage-backed securities, outstanding residential mortgages, and the Bank's investment in FHLB stock. As of December 31, 2003, the Bank's maximum borrowing capacity with the FHLB was approximately $159 million.

## 12. INCOME TAXES

The provision for income taxes for the years ended December 31 consists of:

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Currently payable: |  |  |  |
| Federal | $ 638,645 $ | 615,821 $ | 574,481 |
| State | 156,852 | 186,154 | 148,694 |
|  | 795,497 | 801,975 | 723,175 |
| Deferred | 87,714 | (112,244) | 29,156 |
| Total | $ 883,211 $ | 689,731 $ | 752,331 |

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31 are as follows:

|  | 2003 | 2002 |
|---|---|---|
| Deferred tax assets: |  |  |
| Allowance for loan losses | $ 560,282 $ | 572,423 |
| Premises and equipment | 50,058 | 83,183 |
| Accrued employee benefits | 270,782 | 315,770 |
| Alternative minimum tax credit | 10,740 | 11,089 |
| Other | 9,043 | 6,154 |
| Total gross deferred tax assets | 900,905 | 988,619 |
| Deferred tax liabilities: |  |  |
| Net unrealized gain on securities | 793,771 | 1,131,982 |
| Total gross deferred tax liabilities | 793,771 | 1,131,982 |
| Net deferred tax asset (liability) | $ 107,134 $ | (143,363) |

No valuation allowance was established at December 31, 2003, in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at statutory rates for the years ended December 31:

|  | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
|  | Amount | % of Pre-tax Income | Amount | % of Pre-tax Income | Amount | % of Pre-tax Income |
| Provision at statutory rate | $ 1,226,062 | 34.0 % | $ 1,127,068 | 34.0 % | $ 1,010,968 | 34.0 |
| State income tax expense, net of federal tax benefit | 103,522 | 2.9 | 122,862 | 3.7 | 98,138 | 3.3 |
| Tax-exempt interest | (546,971) | (15.2) | (608,323) | (18.4) | (384,505) | (12.9) |
| Other, net | 100,598 | 2.8 | 48,124 | 1.5 | 27,730 | 0.9 |
| Actual expense and effective rate | $ 883,211 | 24.5 % | $ 689,731 | 20.8 % | $ 752,331 | 25.3 |

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax which is calculated at 11.5 percent of earnings.

13. **EMPLOYEE BENEFITS**

**Pension Plan**

The Bank sponsors a trusteed, noncontributory defined benefit pension plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank and compensation rates near retirement. The Bank's funding policy is to make annual contributions, if needed, based upon the funding formula developed by the plan's actuary.

Obligations and Funded Status

The following table sets forth the status at December 31:

|  | 2003 | 2002 |
|---|---|---|
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | $ 5,495,131 | $ 4,578,325 |
| Service cost | 236,088 | 197,171 |
| Interest cost | 366,868 | 329,653 |
| Actuarial loss | 375,815 | 492,012 |
| Benefits paid | (121,373) | (102,030) |
| Benefit obligation at end of year | 6,352,529 | 5,495,131 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | 4,708,564 | 4,341,756 |
| Actual return on plan assets | 313,906 | 295,001 |
| Employer contribution | 337,984 | 173,837 |
| Benefits paid | (121,373) | (102,030) |
| Fair value of plan assets at end of year | 5,239,081 | 4,708,564 |
| Funded status | (1,113,448) | (786,567) |
| Unrecognized transition adjustment | (117,559) | (138,373) |
| Unrecognized net actuarial loss | 1,190,133 | 804,211 |
| Net Accrued Benefit Cost Recognized | $ (40,874) | $ (120,729) |

The accumulated benefit obligation for the defined benefit pension plan was $4,675,381 and $4,022,845 at December 31, 2003 and 2002, respectively.

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Service cost | $ 236,088 | $ 197,171 | $ 185,5 |
| Interest cost | 366,868 | 329,653 | 300,7 |
| Expected return on plan assets | (338,735) | (349,068) | (320,7 |
| Amortization of prior service cost | (20,814) | (20,814) | (20,8 |
| Amortization of unrecognized loss | 14,722 | - | - |
| Net periodic benefit cost | $ 258,129 | $ 156,942 | $ 144,7 |

35

## 13. EMPLOYEE BENEFITS (Continued)

### Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

|                               | 2003   |   | 2002   |   |
|-------------------------------|--------|---|--------|---|
| Discount rate                 | 6.00   | % | 6.50   | % |
| Rate of compensation increase | 5.00   |   | 5.00   |   |

Weighted-average assumptions used to determine net periodic cost for years ended December 31:

|                                      | 2003   |   | 2002   |   |
|--------------------------------------|--------|---|--------|---|
| Discount rate                        | 6.00   | % | 6.50   | % |
| Expected long-term return on plan assets | 7.00   |   | 8.00   |   |
| Rate of compensation increase        | 5.00   |   | 5.00   |   |

The expected long-term rate of return was estimated using market benchmarks by which the plan assets would outperform the market in the future, based on historical experience adjusted for changes in asset allocation and expectations for overall lower future returns on similar investments compared to past periods.

### Plan Assets

The Bank's pension plan weighted-average asset allocations at December 31 by asset category are as follows:

| Asset Category                    | 2003    |   | 2002    |   |
|-----------------------------------|---------|---|---------|---|
| Cash and fixed income securities  | 100.0   | % | 100.0   | % |
| Equity securities                 | -       |   | -       |   |
| Total                             | 100.0   | % | 100.0   | % |

The investment objective for the defined benefit pension plan is to provide income while providing safety of principal. Funds become part of the general assets of Minnesota Life, which is invested primarily in long-term bonds and mortgages. No single asset represents more than a half of a percent of the general investment account.

## 13. EMPLOYEE BENEFITS (Continued)

Cash Flows

The Bank expects to contribute $308,544 to its pension plan in 2004.

### Supplemental Retirement Plans

Board of Directors

The Bank maintains a Directors' Consultation and Retirement Plan to provide post-retirement payments over a ten-year period to non-officer members of the Board of Directors who have completed fifteen or more years of service. Expenses for the years ended December 31, 2003, 2002, and 2001 amounted to $33,200, $41,250, and $30,000, respectively, and are included as a component of other operating expenses.

President

The Bank maintains a Supplemental Retirement Plan for the President of the Bank for the purpose of providing the President with supplemental post-retirement benefits for life in addition to those provided under the Bank's pension plan for all eligible employees. Expenses for the years ended December 31, 2003, 2002, and 2001, amounted to $20,000, $30,000, and $54,000, respectively, and are included as a component of compensation and employee benefits.

The assumptions of 7.50 percent and 5.00 percent for the discount rate and rate of compensation increase, respectively, were used in determining net periodic post-retirement costs for the Directors' Consultation and Retirement Plans and Supplemental Retirement Plan for the President.

### Profit Sharing Plan

The Bank maintains a section 401(k) employee savings and profit sharing plan for substantially all employees and officers of the Bank. The Bank's annual contribution to the plan is based on the discretion of the Board of Directors. Contributions for the years ended December 31, 2003, 2002, and 2001 amounted to $80,291, $75,757, and $74,479, respectively.

### Stock Option Plan

The Company maintains a non-statutory stock option plan for non-employee directors and an incentive stock option plan for executive officers. The plan provides for granting incentive stock options and non-statutory stock options for executive officers and non-employee directors of the Company. Effective December 23, 2002, the shareholders authorized 154,000 additional shares to the plan. A total of 313,129 shares of authorized but unissued common stock are reserved for issuance under the plan, which expires ten years from the date of shareholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

Non-statutory stock options for non-employee directors were granted for the purchase of 90,339 shares. The recipients of these stock options vest over a three or four-year period of time. Also, incentive stock options for officers and employees were granted for the purchase of 222,790 shares. The recipients of these stock options vest over a two to five-year period of time.

## 13. EMPLOYEE BENEFITS (Continued)

### Stock Option Plan (Continued)

The following table presents share data related to the outstanding options:

| | 2003 | Weighted-Average Exercise Price | 2002 | Weighted-Average Exercise Price |
|---|---|---|---|---|
| Outstanding, beginning | 313,129 $ | 12.31 | 159,129 $ | 9.22 |
| Granted | - | - | 154,000 | 15.51 |
| Exercised | 22,602 | 10.54 | - | - |
| Forfeited | - | - | - | - |
| Outstanding, ending | 290,527 $ | 12.45 | 313,129 $ | 12.31 |
| Exercisable at year-end | 257,227 $ | 12.06 | 219,479 $ | 10.95 |

The following table summarizes the characteristics of stock options at December 31, 2003:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Exercise price | Shares | Average Life | Average Exercise Price | Shares | Average Exercise Price |
| $ 9.22 | 141,261 | 4.83 | $ 9.22 | 141,261 $ | 9.22 |
| 15.51 | 149,266 | 8.97 | 15.51 | 115,966 | 15.51 |

## 13. EMPLOYEE BENEFITS (Continued)

### Employee Stock Ownership Plan ("ESOP")

The Company has an ESOP for the benefit of employees who meet the eligibility requirements including having completed one year of service with the Company or its subsidiaries and attained age 21. The ESOP trust purchased 176,095 shares of common stock with proceeds from internally financed loans in 2001 and holds 299,093, or 8.55 percent, of the total shares issued. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan was rewritten in 2001 to consolidate a pre-existing ESOP loan and bears interest at 6.00 percent with interest payable quarterly and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the Consolidated Balance Sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Compensation expense for the ESOP was $433,485, $339,777, and $131,520, for the years ended December 31, 2003, 2002, and 2001, respectively.

The following table presents the components of the ESOP shares:

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
| Allocated shares | 82,198 | 60,654 | 48,354 |
| Shares released for allocation | 23,844 | 23,844 | 12,300 |
| Unreleased shares | 190,751 | 214,595 | 238,439 |
| Total ESOP shares | 296,793 | 299,093 | 299,093 |
| Fair value of unreleased shares | $ 4,072,000 | $ 3,358,412 | $ 2,849,346 |

## 13. EMPLOYEE BENEFITS (Continued)

### Restricted Stock Plan ("RSP")

The Company maintains an RSP for directors, officers, and employees. The objective of this plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board-appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP and have the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

The Company acquired and granted a total of 63,652 shares of common stock, of which 14,318 shares became immediately vested under the plan, with the remaining shares vesting over a four-year period for directors and five years for officers and employees, beginning October 22, 1999. On December 23, 2002, the Company granted a total of 66,000 shares of common stock, of which 16,280 shares were acquired and became immediately vested under the plan with the remaining shares vesting over a two- and four-year period. A total of 79,932 shares were vested as of December 31, 2003.

The RSP shares purchased initially are excluded from stockholders' equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata, over the years during which the shares are payable and recorded as an addition to the stockholders' equity. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

Net compensation expense attributable to the RSPs amounted to $252,503, $280,687, and $128,513 for the years ended December 31, 2003, 2002, and 2001.

## 14. COMMITMENTS

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, financial guarantees, and letters of credit, which are not reflected in the accompanying consolidated financial statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in the particular classes of financial instruments.

These commitments represent financial instruments with off-balance sheet risk. Outstanding commitments for the years ended December 31 are as follows:

|  | 2003 | 2002 |
|---|---|---|
| Commitments to grant fixed rate loans | $ 3,570,013 | $ 9,003,490 |
| Unfunded commitments under variable rate lines of credit | 18,941,282 | 16,820,280 |
| Total | $ 22,511,295 | $ 25,823,770 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

## 15. REGULATORY MATTERS

### Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific collateral. Further, such secured loans are limited in amount to 10 percent of the Bank's common stock and capital surplus.

### Dividend Restrictions

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company. The Pennsylvania Banking Code restricts the availability of surplus for dividend purposes. At December 31, 2003, surplus funds of $21,956,195 were not available for dividends.

## 16. REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the FDIC Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2003 and 2002, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

## 16. REGULATORY CAPITAL REQUIREMENTS (Continued)

The Company's actual capital ratios are presented in the following tables, which shows the Company met all regulatory capital requirements.

| | | 2003 | | 2002 | |
| --- | --- | --- | --- | --- | --- |
| | | Amount | Ratio | Amount | Ratio |
| **Total Capital** **(to Risk-weighted Assets)** | | | | | |
| Actual | $ | 47,282,017 | 27.30 % | $ 48,846,391 | 30.72 % |
| For Capital Adequacy Purposes | | 13,857,486 | 8.00 | 12,718,680 | 8.00 |
| To Be Well Capitalized | | 17,321,858 | 10.00 | 15,898,350 | 10.00 |
| **Tier I Capital** **(to Risk-weighted Assets)** | | | | | |
| Actual | $ | 45,109,039 | 26.04 % | $ 47,162,795 | 29.67 % |
| For Capital Adequacy Purposes | | 6,928,743 | 4.00 | 6,359,340 | 4.00 |
| To Be Well Capitalized | | 10,393,115 | 6.00 | 9,539,010 | 6.00 |
| **Tier I Capital** **(to Average Assets)** | | | | | |
| Actual | $ | 45,109,039 | 13.24 % | $ 47,162,795 | 13.56 % |
| For Capital Adequacy Purposes | | 13,632,800 | 4.00 | 13,909,085 | 4.00 |
| To Be Well Capitalized | | 17,041,000 | 5.00 | 17,385,356 | 5.00 |

## 16.	REGULATORY CAPITAL REQUIREMENTS (Continued)

The Bank's actual capital ratios are presented in the following tables.

|  | | 2003 | | 2002 | |
|---|---|---|---|---|---|
| | | Amount | Ratio | Amount | Ratio |
| **Total Capital** **(to Risk-weighted Assets)** | | | | | |
| Actual | $ | 38,685,908 | 23.52 % | $ 42,779,478 | 27.86 % |
| For Capital Adequacy Purposes | | 13,159,680 | 8.00 | 12,282,160 | 8.00 |
| To Be Well Capitalized | | 16,449,600 | 10.00 | 15,352,700 | 10.00 |
| **Tier I Capital** **(to Risk-weighted Assets)** | | | | | |
| Actual | $ | 37,038,022 | 22.52 % | $ 41,095,882 | 26.77 % |
| For Capital Adequacy Purposes | | 6,579,840 | 4.00 | 6,141,080 | 4.00 |
| To Be Well Capitalized | | 9,869,760 | 6.00 | 9,211,620 | 6.00 |
| **Tier I Capital** **(to Average Assets)** | | | | | |
| Actual | $ | 37,038,022 | 11.22 % | $ 41,095,882 | 12.21 % |
| For Capital Adequacy Purposes | | 13,207,000 | 4.00 | 13,466,538 | 4.00 |
| To Be Well Capitalized | | 16,508,750 | 5.00 | 16,833,172 | 5.00 |

Prior to the enactment of the Small Business Job Protection Act, the Company accumulated approximately $2,485,000 of retained earnings, which represent allocations of income to bad debt deductions for tax purposes only. Since there is no amount that represents the accumulated bad debt reserves subsequent to 1987, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

## 17. FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

| | 2003 | | 2002 | |
| --- | --- | --- | --- | --- |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | |
| Cash and amounts due from other institutions | $ 6,795,068 | $ 6,795,068 | $ 6,938,217 | $ 6,938,217 |
| Interest-bearing deposits with other institutions | 753,727 | 753,727 | 1,283,752 | 1,283,752 |
| Investment securities: | | | | |
| Available for sale | 28,718,832 | 28,718,832 | 27,233,227 | 27,233,227 |
| Held to maturity | 7,952,211 | 8,203,053 | 19,274,753 | 19,611,078 |
| Mortgage-backed securities: | | | | |
| Available for sale | 75,910,915 | 75,910,915 | 44,137,225 | 44,137,225 |
| Held to maturity | 55,843,363 | 56,194,217 | 70,346,358 | 71,826,914 |
| Loans, net | 153,584,123 | 157,392,123 | 165,668,214 | 173,219,214 |
| Federal Home Loan Bank stock | 3,606,600 | 3,606,600 | 3,620,300 | 3,620,300 |
| Accrued interest receivable | 1,573,295 | 1,573,295 | 1,998,773 | 1,998,773 |
| Financial liabilities: | | | | |
| Deposits | $ 231,519,432 | $ 233,746,432 | $ 232,366,672 | $ 237,027,672 |
| Advances from Federal Home Loan Bank | 58,880,000 | 61,646,000 | 61,007,800 | 64,276,800 |
| Advances from borrowers for taxes and insurance | 504,752 | 504,752 | 548,924 | 548,924 |
| Accrued interest payable | 965,875 | 965,875 | 1,179,721 | 1,179,721 |

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

## 17. FAIR VALUE DISCLOSURE (Continued)

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available, based upon the following assumptions:

### Cash and Amounts Due From Other Institutions, Interest-Bearing Deposits With Other Institutions, Accrued Interest Receivable, Advance From Borrowers for Taxes and Insurance, and Accrued Interest Payable

The fair value approximates the current book value.

### Investment Securities, Mortgage-Backed Securities, and Federal Home Loan Bank Stock

The fair value of securities held as investments, mortgage-backed securities, and securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

### Loans, Deposits, and Advances From the Federal Home Loan Bank

The estimated fair values for loans are estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits, advances from the FHLB, and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

### Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 14.

## 18. CORPORATE REORGANIZATION AND STOCK ISSUANCE

On July 10, 1997, the Bank adopted a plan of reorganization into a Pennsylvania-chartered mutual holding company. The Bank received the approval of the Federal Reserve, the Department of Banking, and the FDIC for transactions contemplated by the plan of reorganization, which authorized the Bank to offer stock in one or more public stock offerings up to a maximum of 49.9 percent of the issued and outstanding shares of its common stock. As a result of the offering in July 1997, PHS Bancorp, M.H.C. (mutual holding company) received 1,518,000 shares (55 percent) of the Bank stock. Also, as a result of the stock offering, the Bank received gross proceeds of $12,420,000. Expenses associated with the offering totaled $592,267, resulting in net capital additions to the Bank of $11,827,733. The Bank recorded common stock at par of $276,000 and additional paid-in capital of $11,551,733 from the stock issuance.

## 18. CORPORATE REORGANIZATION AND STOCK ISSUANCE (Continued)

On May 21, 1998, the Bank adopted an Agreement and Plan of Reorganization (the "Plan") whereby the Bank formed the Company, an intermediate stock holding company under Pennsylvania law. The Plan received stockholder approval as of October 22, 1998, and subsequently received all regulatory approvals. The reorganization was completed on November 9, 1998. Upon completion of the reorganization, the Bank became a wholly-owned subsidiary of the Company, and the Company became a majority-owned subsidiary of the M.H.C. The common stock of the Company replaced the Bank's stock.

On August 16, 2001, the Board of Trustees of PHS Bancorp, M.H.C., Peoples Home Savings Bank, and the Board of Directors of PHS Bancorp, Inc. ("PHS") adopted a plan of conversion. In accordance with the plan, PHS Bancorp, M.H.C. was converted from a mutual holding company to PHSB Financial Corporation ("PHSB"), a full stock corporation, on December 20, 2001. The common shares held by public stockholders of PHS were converted into common shares of PHSB at a rate of 1.28123 of PHSB common shares for each common share of PHS. PHSB received the approval of the Federal Reserve Board, the Department of Banking, and the FDIC for transactions contemplated by the plan of conversion, which authorized PHSB to offer stock in a public stock offering up to a maximum of 2,731,250 shares of its common stock. As a result of the conversion, public stockholders of PHS received 1,295,918 of the PHSB common stock. Also, as a result of the stock offering, PHSB received net proceeds of $21,226,263. PHSB contributed a portion of the proceeds to the Bank, resulting in net capital additions to the Bank of $10,614,003. Upon completion of the conversion, the Bank became a wholly-owned subsidiary of PHSB. Additionally, PHS and PHS Bancorp, M.H.C. ceased to exist, with their net assets totaling $2,955,314 being contributed to PHSB.

## 19. PARENT COMPANY

The following are condensed financial statements for the parent company.

### CONDENSED BALANCE SHEET

|  | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from banks | $ 920,770 | $ 816,390 |
| Investment securities - available for sale | 9,226,468 | 5,441,730 |
| Investment in subsidiary bank | 35,666,271 | 40,838,046 |
| Loans receivable - ESOP | 2,127,610 | 2,330,388 |
| Other assets | 40,948 | 28,923 |
| **TOTAL ASSETS** | $ 47,982,067 | $ 49,455,477 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Other liabilities | $ 1,332,179 | $ 95,305 |
| Stockholders' equity | 46,649,888 | 49,360,172 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 47,982,067 | $ 49,455,477 |

**19. PARENT COMPANY (Continued)**

CONDENSED STATEMENT OF INCOME

| | | For the Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2003 | 2002 | 2001 |
| INCOME | | | | |
| Dividends from subsidiary bank | $ | 6,000,000 $ | 1,000,000 $ | 1,380,000 |
| Investment securities gains, net | | 1,103,785 | - | - |
| Interest income | | 255,350 | 295,373 | 77,983 |
| | | 7,359,135 | 1,295,373 | 1,457,983 |
| EXPENSES | | 578,419 | 143,314 | 62,439 |
| Income before equity in undistributed earnings of subsidiary | | 6,780,716 | 1,152,059 | 1,395,544 |
| Equity in undistributed earnings of subsidiary | | (4,057,861) | 1,473,116 | 825,559 |
| NET INCOME | $ | 2,722,855 $ | 2,625,175 $ | 2,221,103 |

**19. PARENT COMPANY (Continued)**

CONDENSED STATEMENT OF CASH FLOWS

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2003 | 2002 | 2001 |
| **OPERATING ACTIVITIES** | | | |
| Net income | $ 2,722,855 | $ 2,625,175 | $ 2,221,103 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed earnings of subsidiary | 4,057,861 | (1,473,116) | (825,559) |
| Investments securities gains, net | (1,103,785) | - | - |
| Other, net | 1,394,154 | 254,354 | 152,856 |
| Net cash provided by operating activities | 7,071,085 | 1,406,413 | 1,548,400 |
| **INVESTING ACTIVITIES** | | | |
| Purchases of investment securities | (6,080,944) | (6,108,447) | (1,525,828) |
| Sale of investment securities | 4,400,241 | 484,740 | 107,298 |
| Maturity of investment securities | - | 2,000,000 | - |
| Additional investment in subsidiary | - | - | (8,845,744) |
| Decrease (increase) in loan to ESOP, net | 202,778 | 191,317 | (1,618,170) |
| Net cash used for investing activities | (1,477,925) | (3,432,390) | (11,882,444) |
| **FINANCING ACTIVITIES** | | | |
| Common stock acquired by ESOP | - | - | (1,760,950) |
| Common stock acquired by RSP | (847,725) | - | - |
| Proceeds from sale of common stock | 293,078 | - | 21,226,263 |
| Proceeds from exercise of stock options | - | | |
| Capital contributed by MHC | - | - | 2,955,314 |
| Cash dividends paid | (2,436,870) | (1,039,619) | (991,801) |
| Purchase of treasury stock | (2,497,263) | (7,021,256) | (325,197) |
| Net cash provided by (used for) investing activities | (5,488,780) | (8,060,875) | 21,103,629 |
| Increase (decrease) in cash | 104,380 | (10,086,852) | 10,769,585 |
| **CASH AT BEGINNING OF YEAR** | 816,390 | 10,903,242 | 133,657 |
| **CASH AT END OF YEAR** | $ 920,770 | $ 816,390 | $ 10,903,242 |

## 20. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

| | | Three Months Ended | | |
| --- | --- | --- | --- | --- |
| | March 2003 | June 2003 | September 2003 | December 2003 |
| Total interest income | $ 4,788,981 | $ 4,471,616 | $ 4,076,711 | $ 4,247,752 |
| Total interest expense | 2,338,288 | 2,272,761 | 2,071,795 | 2,060,294 |
| Net interest income | 2,450,693 | 2,198,855 | 2,004,916 | 2,187,458 |
| Provision for loan losses | 190,000 | 180,000 | 130,000 | 120,000 |
| Net interest income after provision for loan losses | 2,260,693 | 2,018,855 | 1,874,916 | 2,067,458 |
| Investment securities gains, net | 176,144 | 366,820 | 467,814 | 594,611 |
| Total noninterest income | 254,101 | 277,789 | 285,095 | 285,000 |
| Total noninterest expense | 1,873,114 | 1,811,005 | 1,817,039 | 1,822,072 |
| Income before income taxes | 817,824 | 852,459 | 810,786 | 1,124,997 |
| Income taxes | 166,000 | 186,554 | 223,389 | 307,268 |
| Net income | $ 651,824 | $ 665,905 | $ 587,397 | $ 817,729 |
| Per share data: | | | | |
| Net income | | | | |
| Basic | $ 0.24 | $ 0.25 | $ 0.22 | $ 0.30 |
| Diluted | 0.23 | 0.24 | 0.21 | 0.29 |
| Weighted-average shares outstanding | | | | |
| Basic | 2,746,632 | 2,671,320 | 2,676,199 | 2,674,790 |
| Diluted | 2,823,985 | 2,757,061 | 2,768,214 | 2,779,059 |

## 20. SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

|  | Three Months Ended | | | |
| --- | --- | --- | --- | --- |
|  | March 2002 | June 2002 | September 2002 | December 2002 |
| Total interest income | $ 4,902,684 | $ 4,980,254 | $ 5,067,251 | $ 4,905,523 |
| Total interest expense | 2,370,405 | 2,384,602 | 2,555,064 | 2,489,310 |
| Net interest income | 2,532,279 | 2,595,652 | 2,512,187 | 2,416,213 |
| Provision for loan losses | 180,000 | 180,000 | 195,000 | 180,000 |
| Net interest income after provision for loan losses | 2,352,279 | 2,415,652 | 2,317,187 | 2,236,213 |
| Investment securities gains, net | 5,399 | 44,561 | 98,178 | 19,889 |
| Total noninterest income | 227,110 | 242,513 | 256,649 | 275,855 |
| Total noninterest expense | 1,688,720 | 1,734,700 | 1,751,021 | 2,002,138 |
| Income before income taxes | 896,068 | 968,026 | 920,993 | 529,819 |
| Income taxes | 234,000 | 243,000 | 176,765 | 35,966 |
| Net income | $ 662,068 | $ 725,026 | $ 744,228 | $ 493,853 |
| Per share data: | | | | |
| Net income | | | | |
| Basic | $ 0.20 | $ 0.23 | $ 0.26 | $ 0.18 |
| Diluted | 0.20 | 0.23 | 0.25 | 0.17 |
| Weighted-average shares outstanding | | | | |
| Basic | 3,254,892 | 3,130,855 | 2,912,386 | 2,811,725 |
| Diluted | 3,298,347 | 3,180,441 | 2,965,714 | 2,875,557 |

# PHSB FINANCIAL CORPORATION
## OFFICE LOCATIONS

**Administrative Office and Loan Center**
744 Shenango Road
Beaver Falls, Pennsylvania 15010
(724) 846-7300
www.peopleshomesavings.com

Peoples Home Savings Bank
Branch Office Locations

**1** Beaver Falls Office
1427 Seventh Ave.
Beaver Falls, PA

**2** Chippewa Office
2521 Darlington Road
Beaver Falls, PA

**3** Hopewell Office
2293 Broadhead Road
Aliquippa, PA

**4** Beaver Office
701 Corporation Street
Beaver, PA

**5** New Brighton Office
800 Third Avenue
New Brighton, PA

**6** Northern Lights Office
1555 Beaver Road
Baden, PA

**7** Ellwood City Office
632 Lawrence Avenue
Ellwood City, PA

**8** Rochester Office
229 Brighton Avenue
Rochester, PA

**9** Darlington Office
233 Second Street
Darlington, PA

**10** Center Township Office
101 Golfview Drive
Monaca, PA 15061



**Board of Directors**
Joseph D. Belas
Douglas K. Brooks
Emlyn Charles
John C. Kelly
Howard B. Lenox
John M. Rowse
James P. Wetzel, Jr.

**Executive Officers**
James P. Wetzel, Jr.
   *President and Chief Executive Officer*
Richard E. Canonge
   *Vice President Finance, Chief Financial*
   *Officer and Treasurer*
John M. Rowse
   *Secretary*
David E. Ault
   *Vice President-Community Banking and*
   *Assistant Secretary*
Paul W. Jewell
   *Vice President-Human Resources and*
   *Business Development*
Joseph R. Pollock III
   *Vice President-Lending*

**Dividend Reinvestment Plan:**
For information on the PHSB Financial
Corporation Dividend Reinvestment Plan,
including optional cash purchases of
additional shares with no brokerage fees,
please contact Registrar and Transfer
Company at (800) 368-5948

**Corporate Counsel:**
George A. Verlihay
2521 Darlington Road
Beaver Falls, Pennsylvania 15010

**Independent Auditors:**
S.R. Snodgrass, A.C.
1000 Stonewood Drive
Suite 200
Wexford, Pennsylvania 15090

**Special Counsel:**
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

**Transfer Agent and Registrar:**
Registrar and Transfer Company
70 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

*The Company's Annual Report for the Year Ended December 31, 2003 filed with the Securities Exchange Commission on Form 10-K without exhibits is available without charge upon written request. For a copy of the Form 10-K or any other investor information, please write the Secretary of the Company at 744 Shenango Road, Beaver Falls, Pennsylvania 15010.*

*The Annual Meeting of Stockholders will be held on April 22, 2004 at 9:00 a.m. at the Chippewa Township Municipal Building, Chippewa Township, Beaver Falls, PA 15010.*

**NOTES**